

September 1, 2011

<u>Via E-mail</u>
D. Hunt Ramsbottom, Jr.
Chief Executive Officer
Rentech Nitrogen GP, LLC
10877 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024

> **Re: Rentech Nitrogen Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2011**
> **File No. 333-176065**

Dear Mr. Ramsbottom:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. Note that Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

2. Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. If this is the case, please

provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

3. We note references to "Our Attractive Market" on pages 4 and 10 and "attractive pricing" on page 116. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

4. Please balance the disclosure in the first bullet under "Our Competitive Strengths" on page three to clarify that grain prices may decrease. Balance to indicate that historical nitrogen fertilizer prices have been volatile and that nitrogen fertilizer prices may actually decrease. Additionally please balance the third to last sentence in the last full paragraph on page six to indicate that natural gas prices may increase. Please also balance disclosures similar to these found elsewhere.

Outside Cover Page of the Prospectus

5. Please revise to disclose the percentage of the proceeds that will actually be invested into the business. It appears from the Use of Proceeds section that the amount invested into the business would equal the amounts you intend to use for the replacement of your steam methane reformer tubes and for general working capital.

Prospectus Summary, page 1

6. Please include a summary of the transactions that will take place in connection with this offering, as discussed on page 51.

Overview, page 1

7. Please briefly explain here that your products are nitrogen-based.

Our Competitive Strengths, page 3

8. Please briefly clarify what is meant by "pure-play."

Consistent and Growing Demand for Nitrogen, page 3

9. Please revise this heading in light of data on page 99 indicating that nitrogen consumption has decreased several times since the year 2000. Please also revise similar disclosure found elsewhere.

History of High Net Realized Sales Prices, page 5

10. It is not clear to us what the table on page 5 is trying to depict. Please clarify with a discussion accompanying the table what "Net Realized Sales Prices for Ammonia" represents. For instance, are the numbers listed an average sales price per ton of ammonia? In the alternative, please remove this from the summary section. Similarly revise your disclosure at page 111.

11. With a view to revised disclosure please tell us how you selected the competitors listed on page five. Please tell us what portion of the market you and these competitors together represent.

12. Please refer to footnote two on page five. Please tell us whether the data for the competitors listed in the table are also net of both transportation costs charged to customers and transportation costs that the competitor incurred as cost of sales.

13. In this regard, it is not clear to us why you are only referencing publicly traded competitors in certain instances in the summary. To the extent you address publicly traded competitors, please balance the discussion regarding competitors by also addressing the competition by all competitors or advise. Similarly revise in your Business section.

Access to Low Cost Feedstock, page 6

14. Please revise to balance this section in light of your disclosure in the last two sentences of the last paragraph of the Competition section on page 123. Please also revise similar disclosure found elsewhere.

High Quality Asset with Proven Track Record, page 6

15. It is not clear to us how your utilization rate for the past three years provides a basis for your statement regarding a "long track record" of operating at high capacity utilization. Please revise or advise. Please also revise similar disclosure found elsewhere.

Experienced Management Team, page 7

16. Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Our Business Strategies, page 7

Pursue Organic Growth Opportunities, page 7

17. We note your disclosure here and elsewhere regarding your strategy to grow or make future acquisitions. To the extent you discuss future possible growth or acquisitions, you should balance your disclosure throughout the filing to include a realistic discussion of the time frame for implementing growth plans and any needed financing. To the extent you do not have any current plans, or do not have financing in place, so state.

Continue to Optimize Product Mix, page 8

18. Please either substantiate to us or state as a belief that your facility has greater production flexibility than others.

Continue Proactive Approach to Environmental Issues, page 8

19. Please revise this section including its heading in light of your disclosure on page 124 that you "are in the process of installing an SCR converter on one of [y]our nitric acid plants as part of a negotiated agreement with EPA to resolve alleged violations of the Clear Air Act…."

The Offering, page 10

Cash Distribution, page 11

20. Please balance the disclosure here to indicate that the pro forma cash available for distribution information for the 12 months ended March 31, 2011 and the fiscal year ended September 30, 2010 do not necessarily reflect the actual cash that would have been available.

Call Right, page 13

21. Please indicate here that there is no restriction in the partnership agreement that prevents your general partner form issuing additional units and then exercising the call right.

Summary Historical Financial and Pro Forma Financial Information, page 16

22. As proceeds of the offering will be used to repay certain indebtedness, please provide pro forma earnings per share data (basic and diluted) giving effect solely to the payment of debt with proceeds of the shares used for this purpose. Please present this pro forma data for the most recent fiscal year and interim period. In

addition, please also provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding. Please revise accordingly.

Risk Factors, page 20

23. Please add risk factor disclosure that you do not maintain a fleet of trucks or fleet of rail cars to address the risk that your customers may opt to not pick up the products or that your customers transportation needs may change.

The nitrogen fertilizer business is, and nitrogen fertilizer prices are, seasonal, cyclical and highly volatile, page 23

24. Please revise the risk factor subheading to indicate that nitrogen fertilizer demand is at high point in the cycle so that investors may assess the risks.

Any decline in United States agricultural production or crop prices, page 23

25. Please revise to provide a separate risk factor addressing risks related to ethanol incentives.

The market for natural gas has been volatile, page 26

26. Please revise the subheading to indicate that natural gas prices are currently at a low point in the cycle so that investors may assess the risk.

Our partnership agreement, page 40

27. Please provide a separate risk factor, with its own subheading, that the partnership agreement permits your general partner to make decisions in its individual capacity.

Use of Proceeds, page 53

28. Please revise the reference to the "additional distribution to RDC" to discuss the "certain capital expenditures it made on [y]our behalf with respect to our business."

29. In regards to the existing term loan, please quantify how much was used to repay the previous agreement and how much was used to pay a dividend to Rentech.

Forecasted Cash Available for Distribution, page 62

Basis of Presentation, page 62

30. Please explain to us how it is reasonable to assume that the Transactions occurred on July 1, 2011. We note your disclosure on page 57 that cash will be available for distribution only from periods after the closing date of the offering. In the alternative please revise to include a forecast starting from a period that begins after the date your amendment is filed.

Summary of Significant Forecast Assumptions, page 62

Revenues, page 63

31. With a view to revised disclosure please explain to us why you expect "increased demand" for granular urea and liquid urea. Additionally please explain to us how "premium pricing" increases sales volumes for granular urea and liquid urea.

Management's Discussion and Analysis, page 74

Facility Reliability, page 78

32. We note your disclosure that you have commenced a maintenance project to replace the existing steam methane reformer tubes and, as of June 30, 2011, approximately $11.3 million has been capitalized with a remaining $20.8 million expected to be capitalized over the 18 month ending December 31, 2012. We also note your disclosure on page 66 which states that the replacement of the existing steam methane reformer tubes is necessary to maintain current levels of nitrogen fertilizer production. Please clarify for us the whether the expenditures for replacing the steam methane reformer tubes, as well as cost for replacement of any other major equipment items during a plant turnarounds, are capitalized as plant turnaround costs, as separate fixed assets, or both, and, if both, the specific circumstances under which each particular accounting treatment is prescribed.

Cost of Sales, page 83

33. We note your disclosure that natural gas may be sold to a third party with a simultaneous purchase of gas of the same quantity at a lower price to realize a reduction of raw material cost. However, we note from the tables on pages 80 and 83 that it appears that these arrangements have increased cost of sales. Please explain to us and disclose why these arrangements have increased your cost of sales instead of lowering it. Also, explain to us and disclose why the cost of such arrangement for fiscal 2009 was significantly greater than the cost in each of the surrounding fiscal years. Additionally, discuss the cash flow aspects of these

transactions, such as whether they are settled at gross or on a net basis and the timing of payments made and received. Further, please explain to us your consideration of Accounting Standards Codification 845-10 in your accounting for such arrangement and how your accounting complies with its provisions, particularly in regard to the sections pertaining to "Purchases and Sales of Inventory with the Same Counterparty" and "Exchanges Involving Monetary Considerations."

Liquidity and Capital Resources, page 90

34. Please expand to also discuss how your dividend policy is expected to impact your liquidity.

Cash Flows, page 91

Operating Activities, page 91

35. Please revise your discussion of operating cash flow to provide more emphasis on the analysis of your operating cash flows. For example, we note that operating cash flows has decreased in each of the past three fiscal years. You should discuss this decrease and your expectation as to whether you believe that this trend will continue and the potential impact to cash available for distribution. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at www.sec.gov/rules/interp/33-8350.htm for guidance.

Contractual Obligations, page 93

36. Because the purpose of the contractual commitments table is to clearly show your future cash requirements, please include in the table amounts associated with your service agreement with Rentech, to the extent you have fixed contractual obligations amounts.

Industry Overview, page 96

37. Please provide data as of a more recent date throughout or advise. We note for instance the data on pages 96, 97 and 103.

38. Please revise to further explain the first graph on page 101. Explain for example whether increases in Return on Nitrogen Cost in the chart assume both increased nitrogen application and increases in corn prices.

39. In this regard it appears that the graph assumes increases in corn prices coupled with a fixed ammonia price. Please tell us why this presentation is reasonable given numerous statements throughout the prospectus suggesting that increased grain prices can cause nitrogen prices to rise.

40. Please refer to the second graph on page 101. With a view to revised disclosure, please tell us how the graph provides a basis for "expected" profits for farmers when only historical costs are shown. Additionally please tell us over what period such profits for farmers are to be "expected."

41. Please refer to the second graph on page 101. Please tell us why the graph includes constant 30 day and 12 month futures prices for all five years shown. Please tell us why the Average % of Total Cost totals 109%.

42. Please refer to the graph on page 104. It would appear that part of the recent increase in $NBP may be attributable to a weakening of the dollar. In light of this please tell us why the graph shown is an accurate representation of the amount of cost advantage relative to Western European fertilizer producers. Please also revise the "Access to Low Cost Feedstock" discussion on page six to indicate, if true, that European nitrogen fertilizer producers do not typically purchase natural gas using dollars and that a dollar denominated comparison of NBP to Henry Hub may overstate the actual cost differences between domestic and European fertilizer producers.

Fertilizer Pricing Trend, page 106

43. Please revise the first paragraph to explain why United States nitrogen fertilizer producers were less competitive than foreign producers in the 1990s. This disclosure may help investors better understand the dynamics of your industry.

Business, page 108

Transportation, page 119

44. We note your disclosure that your customers purchase your nitrogen products at your facility and arrange to and pay to transport them to their final destinations. Please explain whether your distribution agreement with Agrium facilitates this or are these independent customers than through that agreement?

Customers, page 120

45. Please clarify to us whether the second paragraph names every customer responsible for sales equal to 10 percent or more of your consolidated revenues.

46. Please tell us why you have not filed agreements with your key customers as exhibits to the registration statement.

Environmental Matters, page 123

47. Please revise throughout this section to clarify whether you are in compliance with the regulations discussed or advised.

48. We note on page 126 that your premises pollution liability insurance policy expires on October 1, 2011. Please tell us the status of efforts to obtain insurance beyond that date.

Management, page 128

49. We note the statement on page 128 that "the board of directors of [y]our general partner intends to have at least one independent director prior to the listing of our common units on the New York Stock Exchange." Please tell us when you intend to disclose the identity of this person.

50. Please revise the second paragraph on page 130 to disclose the judgment ordering Dan J. Cohrs to pay a civil penalty and disclose the amount.

Annual Incentive Compensation, page 139

51. We note the listed performance goals. Please include qualitative and quantitative disclosure regarding the determination of goals or targets. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific target, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target.

Director Compensation, page 155

52. Please advise regarding the timing of the company's determination on a compensation program for non-employee directors.

Material Tax Consequences, page 190

53. Please remove the implication that the tax discussion is a "summary," by removing the word summary.

Notes to the Financial Statements, page F-16

Note 2: Summary of Significant Accounting Policies, page F-16

Concentration of Business and Credit Risk, page F-17

54. Given that sales under the distribution agreement constitute the majority of your net revenues, please disclose in greater detail the terms of sales made under the distribution agreement.

Other

55. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three and nine months ended June 30, 2011.

56. Provide a currently dated consent from the independent registered public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: David A. Zaheer
        Latham & Watkins LLP